

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 24, 2009

Mr. William R. Hollinger
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

   RE: KB Home
     Form 10-K for the fiscal year ended November 30, 2008
     Filed January 29, 2009
     File #1-9195

Dear Mr. Hollinger:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

       Sincerely,

       John Cash
       Accounting Branch Chief